UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 PROSOURCE, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743479 10 7
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                A. PETTER 0STBERG
                            HOLBERG INDUSTRIES, INC.
                               545 STEAMBOAT ROAD
                               GREENWICH, CT 06830
                                 (203) 661-2500
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                  MAY 21, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 2 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STEAMBOAT ACQUISITION CORP.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               0


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 3 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AMERISERVE FOOD DISTRIBUTION, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 4 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   NEBCO EVANS HOLDING COMPANY
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 5 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   NEBCO EVANS DISTRIBUTORS, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP No. 743479 10 7                                     Page 6 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   HOLBERG INDUSTRIES, INC.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 7 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   HOLBERG INCORPORATED
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D
----------------------------                            ------------------------
   CUSIP NO. 743479 10 7                                     Page 8 of 11
----------------------------                            ------------------------

--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   JOHN V. HOLTEN
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3         SEC USE ONLY
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   NORWAY
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                        0
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               100


BENEFICIALLY


  OWNED BY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
    EACH                0


 REPORTING
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
PERSON WITH             100
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        100
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   100.0%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of ProSource, Inc. a Delaware corporation (the "Issuer") as previously filed by Steamboat Acquisition Corp., a Delaware corporation ("Merger Sub"), AmeriServe Food Distribution, Inc., a Delaware corporation ("AmeriServe"), Nebco Evans Holding Company, a Delaware corporation ("NEHC"), Nebco Evans Distributors, Inc., a Delaware corporation ("NED"), Holberg Industries, Inc., a Delaware corporation ("Holberg Industries"), Holberg Incorporated, a Delaware corporation ("Holberg"), and John
V. Holten. Mr. Holten, together with AmeriServe, NEHC, NED, Holberg Industries and Holberg are the "Reporting Persons." Effective as of May 21, 1998, Merger Sub was merged with and into the Issuer and is no longer a Reporting Person. The remaining Reporting Persons hereby file this Amendment No. 1 (this "Amendment No. 1") to the Schedule 13D filed on February 9, 1998 (the "Schedule 13D").

            Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 2.     IDENTITY AND BACKGROUND.

            This Amendment No. 1 is being filed by the Reporting Persons and the information contained herein supplements the information contained in the
Schedule 13D.

            As a result of the transactions more fully described in Item 4 herein, as amended, Merger Sub was merged with and into the Issuer and Merger Sub's separate corporate existence terminated, Merger Sub ceased to be the beneficial owner of more than five percent of Common Stock, and thus ceased to be a Reporting Person.


ITEM 4.     PURPOSE OF TRANSACTION.

            As previously reported in the Schedule 13D on February 9, 1998, AmeriServe, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 29, 1998. The Merger Agreement was approved and adopted by the stockholders of the Issuer at a special meeting held on May 20, 1998. The Merger was consummated pursuant to the Merger Agreement on May 21, 1998 (the "Effective Time"). In the Merger, each share of the Issuer's Class A Common Stock, par value $0.01 per share ("Class A Shares"), and each share of the Issuer's Class B Common Stock, par value $0.01 per share ("Class B Shares" and together with the Class A Shares, the "Shares"), was converted into the right to receive $15.00 in cash without interest (the "Merger Consideration"). In connection with the Merger, AmeriServe also refinanced certain outstanding indebtedness of the Issuer.


            At the Effective Time, each of the 100 outstanding shares of common stock of Merger Sub were converted into a share of common stock of the Issuer as the surviving corporation in the Merger. As a result, as of the Effective Time, the Issuer became a wholly owned subsidiary of AmeriServe.

            Following the Merger, the Common Stock was delisted from the Nasdaq National Market and the Issuer filed a Form 15 with the Securities and Exchange Commission suspending the Issuer's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the Common Stock under the Exchange Act.

            As previously reported in the Schedule 13D, in connection with the Merger, Merger Sub and AmeriServe entered into a Voting Agreement and Option, dated as of January 28, 1998, with certain stockholders. The Voting Agreement, including the Option, terminated according to its terms upon the consummation of the Merger at the Effective Time.

            As of the Effective Time, and pursuant to the Merger Agreement, the members of the Board of Directors of the Issuer became Messrs. Holten, Gunnar E. Klintberg and A. Petter 0stberg. Mr. Klintberg is a director and officer of AmeriServe, NEHC, NED and Holberg and he is also a director of Holberg Industries. Mr. 0stberg is a director and officer of AmeriServe and he is an officer of NEHC, NED and Holberg Industries. The composition of the Board of Directors of the Issuer is subject change from time to time, but representatives or employees of the Reporting Persons are expected to constitute a majority the Board of Directors. In that capacity, such persons will be consulted, and will vote, on matters that are presented to the Board of Directors, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, dividend policy, business or corporate structure.

            At the Effective Time and pursuant to the Merger Agreement, the certificate of incorporation of Merger Sub became the certificate of incorporation of the Issuer, as amended and restated to incorporate certain conforming changes and the By-laws of Merger Sub became the By-laws of the Issuer.

            The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed as exhibits to the Schedule 13D, and incorporated therein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of May 21, 1998, AmeriServe beneficially and directly owns, and the other Reporting Persons may be deemed to own beneficially and indirectly, 100 shares of Common Stock, or 100.0% of the shares of Common Stock issued and outstanding.

       (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 8 above.

       (c) Except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the persons listed on Schedules I or II hereto, during the 60-day period preceding May 21, 1998.

       (d) No person other than the Reporting Persons have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

       (e) Pursuant to the Merger, Merger Sub was merged with and into the Issuer and Merger Sub's separate corporate existence terminated, ceased to be the beneficial owned or more than five percent of the Common Stock, and thus ceased to be a Reporting Person.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated as of:  June 2, 1998

                                    AMERISERVE FOOD DISTRIBUTION, INC.




                                    By:  /s/ A. Petter 0stberg
                                       Name: A. Petter 0stberg
                                       Title:   Vice President